MCLAUGHLIN & STERN, LLP

                               260 MADISON AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 448-1100
                               FAX (212) 448-0066

         STEVEN W. SCHUSTER                                 MILLBROOK OFFICE
              Partner                                        Franklin Avenue
    Direct Phone: (212) 448-6216                              P.O. Box 1369
     Direct Fax: (800) 203-1556                        Millbrook, New York 12545
E-Mail: sschuster@mclaughlinstern.com                        (845) 677-5700
                                                          Fax (845) 677-0097

                                February 13, 2006

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

      Re:   Datametrics Corporation (the "Company")
            Preliminary Information statement on Schedule 14C filed January 17, 2006
            (the "Information Statement")
            File No. 1-08690

Dear Ms. Jacobs,

      We are counsel to the Company. In connection with the above referenced Information Statement and pursuant to your letter dated January 24, 2006 (a copy of which is enclosed herewith), enclosed please find one (1) clean copy of Amendment Number 1 as well as one (1) marked copy showing where changes have been made in response to your letter. Our responses to the comments set forth in your letter have been addressed as set forth below. Please note that references to page numbers are the page numbers in the marked version of the Information Statement.

      1. The Company's independent certified accountants, Davis, Monk & Company, are currently completing their audit of the Company's financial statements for the fiscal year ended October 31, 2004. Due to tax season, however, their audit is taking longer than expected. The Company has completed drafts of its quarterly financial statements for the 2005 fiscal year and these statements await review by the accountants. Davis, Monk has advised that they are working diligently to review the Company's filings. The Company anticipates that the annual report on Form 10-KSB for the year ended October 31, 2004 will be filed promptly after completion of the audit and the Form 10-QSB for the 2005 fiscal year will be filed as promptly as possible thereafter. After completion of their review of the quarterly statements, the accountants will complete their audit for the fiscal year ending October 31, 2005.

Preliminary Information Statement on Schedule 14C

      2. The Company has not distributed an information statement regarding the matters discussed in this preliminary information statement to stockholders.

Actions Taken Pursuant to the Written Consent

      3. We have revised the information statement on page 8 to include a table illustrating the effect of the reverse stock split on authorized capital.

      4. We have expanded the discussion on page 10 to explain the basis for our belief that the reverse stock split may have the secondary effect of increasing the market price of the Company's common stock. We also disclosed the recent average price and volume of the common stock.

      5. We have amended our discussion regarding listing the common stock on the NASDAQ Small Cap Market. We feel this is relevant so investors are aware that it is unlikely that the Company's common stock will qualify for listing on this market as a result of the Reverse Stock Split.

Summary of the Reverse Split

      6.    We revised page 15 to explain how the Company is complying with
            Section 155 of the General Corporate Law of Delaware. We also revised page 15 to disclose the minimum number of holders of record after the reverse stock split. On page 9 we have confirmed that the reverse stock split is not a first step in a going-private transaction.

      7. We have amended this Information Statement on page 14 to include a discussion of the possible anti-takeover effects of the restructuring of the Company.

      Please feel free to contact me if you have any questions or need anything further.

                                                Very truly yours,


                                                /s/ Steven Schuster

                                                Steven W. Schuster